N-SAR SUB-ITEM 77Q1: Exhibits
Western Asset Managed High Income Fund Inc. (MHY)


Copies of any material amendments to the registrant's charter or by-laws:

The relevant section in each fund's bylaws is replaced with the following:

For MHY, the amendment is as follows:
Article 2.2.  Annual Meeting.  The annual meeting of
the Stockholders of the Company shall be held on a date following the end of the Company's fiscal year as fixed from time to time by the Board of Directors at such place as the Board of Directors shall select, at which time the Stockholders shall elect Directors by plurality vote, and transact such other business as may properly come before the meeting. Any business of the Company may be transacted at the annual meeting without being specially designated in the notice except as otherwise provided by the statute, by the Articles of Incorporation or by these Bylaws.